FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES COURT ADJOURNMENT OF FILING BY CREDITORS

Didsbury, Alberta – Monday, August 11, 2008 – JED Oil Inc. (AMEX: JDO) (“JED” or the “Company”) today announces that on August 8, 2008 the Court of Queen’s Bench of Alberta, Judicial District of Calgary, granted an adjournment of the hearing on the previously announced application by a group of the the Company’s trade creditors requesting an Order declaring that the Company and its wholly-owned subsidiary, JED Production Inc., be placed under the creditor protection terms of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  The hearing was rescheduled for Wednesday, August 13, 2008 and in the meantime the Court ordered all actions and creditor remedies against JED are stayed, with the exception that the holders of the Company’s convertible notes may bring an opposing application for appointment of a receiver of JED.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties in western Canada and the Rocky Mountain states in the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and “scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and JED’s filings with the Alberta Securities Commission, which are available at the Web site (http://www.SEDAR.com).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Tom Jacobsen, CEO

Lena Cati (212) 836-9611

(403) 335-2107

Linda Latman  (212) 836-9609

Marcia Johnston, General Counsel

www.theequitygroup.com

(403) 335-2105

www.jedoil.com